NEWS RELEASE 05-21	August 12, 2005

FRONTEER ANNOUNCES SECOND QUARTER RESULTS

Fronteer Development Group Inc. (the Company") (TSX:FRG)(AMEX:FRG) is pleased to report its financial and operating results for the three month and six month period ended June 30, 2005. Details of the Company's financial results are described in the unaudited consolidated financial statements and Management's Discussion and Analysis. These and further details on each of the Company's projects and activities can be found on the Company's website http://www.fronteergroup.com and on SEDAR http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Exploration projects

Drilling commenced March 1, 2005 at the Agi Dagi Property with a total of 3,439 metres drilled in the second quarter and 4,086 metres drilled year to date as compared to a budgeted total of 4,000 metres for the year to date. The Company is on plan with its drilling for the year to date. Exploration expenditures on Agi Dagi for the quarter and for the year to date were $1,154,600 and $1,591,786 respectively out of a planned budget for the year of $3,000,000. Year to date, the Company issued 50,000 common shares with a value of $105,500 to Teck Cominco as required under the original option agreement and incurred $193,588 of acquisition costs acquiring additional ground by way of auction and option from arm's length parties.

At June 30, 2005, the Company has incurred approximately 54% of the US$5,000,000 required to be spent on the Agi Dagi Property in order to earn its 100% interest.

The 2005 drilling program on Kirazli commenced February 23, 2005 with a total of 3,273 metres drilled during the second quarter and 4,046 metres drilled to date. Budgeted metres for the six months ended June 30, 2005 was 3,000 metres. As the Company is ahead of plan at Kirazli, the Company has moved a number of staff and drill rigs to the Agi Dagi project in hopes of completing the programs at Agi Dagi and Kiralzi at the same time in September 2005. Total exploration expenditures on Kirazli for the quarter were $940,946 and for the year to date was $1,365,971 out of a planned total budget for the year of $2,000,000. Year to date the Company issued 25,000 common shares with a value of $52,750 to Teck Cominco as required under the option agreement.

At June 30, 2005, the Company has incurred approximately 48% of the US$3,000,000 required to be spent on the Kirazli Property in order to earn its 100% interest.

The Company expects to continue the 2005 exploration programs at each of Agi Dagi and Kirazli, with an additional 4,000 metres and 2,000 metres of drilling respectively, by the end of the third quarter.

During the quarter, the Company incurred costs on the Biga Properties totaling $272,616 including acquisition costs, for a year to date total of $348,153 as compared to a budget for the year of $500,000. The Company also issued 111,930 common shares with a value of $129,086 to Teck Cominco as required under the original option agreement. The Company has met the minimum required expenditure for the year of US$200,000, under the Biga option agreement.

As of June 30, 2005, the Company has incurred approximately 14% of the US$2,000,000 required to be spent on the Biga Properties in order to earn its 100% interest.

During the quarter, the Company re-structured its relationship with Altius Minerals Inc. ("Altius"), the Company's partner on the Labrador Properties. The Company and Altius have each agreed to transfer their respective 50% interest in the Labrador Properties to a new company called Aurora Energy Inc. ("Aurora"), to be initially owned 52% by the Company and 48% by Altius, while Altius will also retain a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals (see the Company's news release dated June 20, 2005 for complete details). To finance the $5,000,000 summer exploration program, the Company has subscribed for $2,500,000 of additional common shares of Aurora. Altius may also subscribe for $2,500,000 shares of Aurora at any time up to August 15, 2005, either directly or through investing partners (the "Altius Group"). If Altius or the Altius group does not provide funding by August 15, 2005, the Company has committed to funding the entire program, and in so doing will increase its ownership percentage to 57%. Altius or the Altius Group will retain a one-time right to earn back to a 50% ownership interest, triggered if the new company is not taken public by June 17, 2006 (or later if extended by mutual consent).

The Company's share of exploration and acquisition expenditures in Labrador for the quarter was $86,502 and year to date totaled $152,016, net of a deferred gain on the transfer of property to the joint venture and cost recoveries.

During the quarter, the Company, through its wholly owned subsidiary Fronteer de Mexico S.A. de C.V. continued a stream sediment sampling program over its properties in the state of Chiapas, Mexico. The Company intends to continue with its sampling program over the next three months at which time all of the results will be analyzed in anticipation of identifying drill targets. During the quarter ended June 30, 2005, the Company incurred expenditures totaling $277,482 on the Properties. Year to date expenditures total $421,811. The Company expects to meet its planned expenditures for the year of US$500,000.

No significant work was carried out on the Company's remaining Canadian exploration properties during the quarter or year to date.

Operating results

The Company's loss for the quarter ended June 30, 2005 was $1,264,730 or $0.03 per share compared to $853,544 or $0.03 per share for the same period in the prior year. The Company's loss for the six months ending June 30, 2005 totaled $1,522,687 or $0.04 per share as compared to a loss of $1,607,761 or $0.05 per share for the same period in 2004. Contributing to the period over period differences was an increase in stock-based compensation expense, write-down of exploration properties, wages and benefits expense, listing and filing fees, office and general expenses, and interest income, offset by a decrease in promotion and advertising costs, expense recoveries and a future income tax recovery.

Stock-based compensation expense increased to $483,979 for the quarter as compared to $153,354 for the same period in the prior year. Stock option expense for the six-months ended June 30, 2005 was $792,522 compared to $225,078 for the same period in 2004. The Company issued a further 512,500 stock options to employees and consultants during the quarter and a total of 762,500 for the year to date.

During the quarter, the Company wrote-off $224,708 of exploration expenditures associated with the Dixie Lake Property in Northwest Ontario, as the Company decided not to pursue further exploration of this property in the foreseeable future.

Wages and benefits costs increased to $144,763 for the quarter and $307,129 for the year to date as compared to $74,850 and $97,744 respectively, for the same periods in the prior year. In 2005 the Company hired additional staff, incurred severance costs and initiated fees for directors. The 2004 results also reflect the fact that a number of employees were not hired until May 2004.

Investor relations expense decreased in the quarter to $76,140 from $159,843 in the prior year but remained consistent with the prior year on a year to date basis. The decrease for the quarter is attributed to the timing of certain investor relations initiatives by the Company.

Listing and filing fees, which includes transfer agent costs, increased to $83,251 for the quarter and $110,900 for the year to date, as compared to $25,227 and $43,952 respectively, for the same periods in the prior year. The increase over the same quarter in 2004 is primarily relates to the American Stock Exchange listing in June 2005. In addition, the exercise of warrants and options in the first and second quarter of 2005 resulted in an increase in the amount of transfer agent fees as compared to the same periods in 2004.

Office and general expenses increased to $67,595 for the quarter and $99,189 for the year to date as compared to $11,794 and $22,696 respectively for the same period in 2004 commensurate with the increased activity level in the Company. The Company also incurred additional costs associated with the opening of an office in Ankara, Turkey.

the quarter and to $227,109 for the year to date as compared to $55,944 and $71,406 respectively, for the same periods in the prior year.

Promotion and advertising costs decreased to $123,428 for the quarter and $206,054 for the year to date as compared to $319,404 and $867,616 respectively for the same periods in the prior year. The difference relates to a marketing and advertising campaign in the first and second quarter of 2004 that was not repeated in 2005.

During the first quarter, the Company formally renounced to shareholders, the tax benefits of $1,100,000 of Canadian exploration expenses pursuant to an agreement from a flow-through financing in October 2004. As a result, the Company recognized the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset a future income tax liability arising when the Canadian exploration expenses were renounced.

Total assets at June 30, 2005 increased to $33,569,298 from $14,558,608 at December 31, 2004, primarily as a result of the completion of two private placement financings on February 17, 2005 and May 25, 2005 and the exercise of warrants and options during the year to date bringing in additional cash. Total cash flows from financing activities were $19,785,239 for the year to date compared to $9,264,370 for the same period in 2004.

Liquidity

The Company currently has no operating revenues other than interest income and relies primarily on equity financings as well as the exercise of warrants and options to fund its exploration and administrative operating costs.

The Company has no material off balance sheet arrangements and no material capital lease agreements. The majority of the Company's expenditures on its properties are of a discretionary nature.

The Company has the following contractual obligations at June 30, 2005:

		Payments Due by Period
Contractual	Total	Less than 1 Year	1-3 Years	4-5 Years	5 Years
Obligations

Operating Leases	$78,186	$ 69,978	$6,840	$1,368	Nil

Exploration Funding	$2,499,998(1)	$2,499,998	Nil	Nil	Nil
Commitment

(1) The Company has committed to fund the second half of the $5,000,000 summer exploration program on the Labrador joint venture if Altius does not provide its half of the funding by August 15, 2005. If the Company is required to incur this additional $2,499,998, it will increase its ownership in the joint venture to 57% from 52%.

At June 30, 2005, the Company had cash and short-term deposits on its balance sheet of $22,891,393 and working capital of $24,008,576 as compared to cash and short-term deposits of $9,574,921 and working capital of $9,323,034 at December 31, 2004. The change in cash and working capital of $13,316,472 and $14,685,542 respectively, is primarily due to the receipt of proceeds of $19,785,239 from financing activities, including the exercise of stock options and warrants, offset by exploration expenditures of $4,214,332 and cash used in operations of $2,288,230 during the year to date.

Subsequent to quarter end, the Company received a further $486,023 from the exercise of additional 264,155 warrants and options. The Company currently has cash and short-term deposits of approximately $22,200,000 on its balance sheet and working capital of approximately $21,800,000. At this time, the Company believes that this is sufficient to fund its currently planned exploration budgets and administrative operating costs for the next 18 months. The Company has exploration expenditures planned for the remainder of 2005 of approximately $2,300,000 on its Turkish properties, $2,300,000 - $4,800,000 for the Labrador properties (depending upon whether the Company will fund the second half of the exploration program) and US$158,000 in Mexico. The Company expects that cash flow used in operations will be approximately $2,000,000 for the remainder of 2005.

Capital resources

The Company has warrants and stock options outstanding which could potentially bring an additional $22,000,000 to the Company's treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

Consolidated financial statements

A copy of the Company's consolidated financial statements for the second quarter ended June 30, 2005, can be viewed by way of the following link: http://www2.ccnmatthews.com/database/fax/2000/FRG812.pdf

Outlook

The Company will continue drilling on the Agi Dagi and Kirazli Properties in western Turkey where the Company anticipates completing a 43-101 compliant resource estimate by the end of the 2005. The Company also anticipates identifying drill targets in Mexico by year end.

Environmental baseline studies, community relations activities and detailed geological, geochemical and geophysical surveys will continue in Labrador. The Company anticipates commencing a 13,000 metre drill program on the Labrador properties by August 17, 2005. As world uranium prices continue to rise and supply and demand economics for uranium continue to favour producers, the Company's Labrador properties continue to offer our investors an excellent opportunity to participate in this economically significant sector of the mining industry.

Mark O'Dea, President & CEO

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO and Corporate Secretary

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of gold and uranium, economic and political instability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Annual Information Form and Form 20-F on file with the Canadian Securities Commissions and United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.